SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. 46)

                   THE NOSTALGIA NETWORK, INC.
                         (Name of Issuer)


                  Common Stock, $.04 par value
                 (Title of Class of Securities)

                           669 752107
                         (CUSIP Number)

                     Dong Moon Joo, President
                   Concept Communications, Inc.
                 650 Massachusetts Avenue, N.W.
                     Washington, D.C.  20001
                         (202) 789-2124
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                       Arthur E. Cirulnick
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                   Washington, D.C.  20036-5612
                        (202) 452-8600

                       November 24, 1997
             (Date of Event which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box	[ ].

                 (Continued on following pages)

                      (Page 1 of 13 Pages)

CUSIP No.  669 752107                       Page 2 of 13 Pages
                               13D

1.    Names of Reporting Persons
      Identification No. of Above Persons (Entities only)

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  13,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              13,645,432 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107                         Page 3 of 13 Pages
                                13D

1.    Names of Reporting Persons
      Identification No. of Above Persons (Entities only)

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  1,000,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     13,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              1,000,000 shares

                        10.   Shared Dispositive Power
                              13,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107                         Page 4 of 13 Pages
                                13D

1.    Names of Reporting Persons
      Identification No. of Above Persons (Entities only)

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                  0 shares
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                    0 shares

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

     This Amendment No. 46 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding the following thereto:

     The funds for the $2,000,000 Communications loaned to the Issuer on November 24, 1997 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

     The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.     Proceeds of the Transaction.

     Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

     On November 24, 1997, pursuant to the March 1997 Seidman Letter, Communications loaned to the Issuer $2,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "November 24, 1997 Promissory Note"). The November 24, 1997 Promissory Note is payable on February 1, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in The Wall Street Journal on November 24, 1997. The November 24, 1997 Promissory Note is secured under the terms of the Communications Security Agreement.

     The foregoing description of the November 24, 1997
Promissory Note is qualified in its entirety by the text of the November 24, 1997 Promissory Note which is attached hereto as
Exhibit 46.1 and is incorporated herein by reference.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment
No. 46.

Item 7.     Items to be Filed as Exhibits

Exhibit     Description

46.1 Promissory Note dated November 24, 1997 made by The Nostalgia Network, Inc. to Crown
            Communications Corporation in the principal amount of $2,000,000

                            SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  December 4, 1997


                           CONCEPT COMMUNICATIONS, INC.


                           /s/ Nicholas Chiaia
                           By: Nicholas Chiaia, Secretary


                           CROWN COMMUNICATIONS CORPORATION


                           /s/ Nicholas Chiaia
                           By: Nicholas Chiaia, Secretary


                           CROWN CAPITAL CORPORATION


                           /s/ Nicholas Chiaia
                           By: Nicholas Chiaia, Secretary

                          EXHIBIT INDEX

Exhibit   Description                                        Page

46.1      Promissory Note dated November 24, 1997 made          9
          by The Nostalgia Network, Inc. to Crown
          Communications Corporation in the principal amount of $2,000,000